Exhibit 20

FOR IMMEDIATE RELEASE Baltimore, Maryland	February 5, 2003

Summary:	MercantileBankshares Corporation to Acquire Peremel & Company, Offer Brokerage Services

Edward J. Kelly III, President and Chief Executive Officer, Mercantile Bankshares Corporation (Nasdaq: MRBK), and Harold N. Peremel, President, Peremel & Company Inc., announced today that their companies have signed a definitive agreement for Mercantile’s purchase of Peremel. This investment will add directed brokerage and discount brokerage capabilities, including CMA-type accounts, to Mercantile’s mix of wealth management services.

Mercantile will acquire 100 percent of the company; terms of the agreement were not disclosed. Peremel will operate as a separate business unit, retaining its brand identity, management and team of investment professionals.

This acquisition continues the strategic investments that Mercantile began nearly a year ago in an effort to expand its investment offerings and increase distribution opportunities. In March, Mercantile purchased a minority interest in Winston Partners, a hedge-fund fund of funds manager. In December, Mercantile completed a strategic investment in Geneos Wealth Management Inc., an independent broker-dealer based in Denver. Earlier this year, it announced an agreement to purchase Boyd Watterson Asset Management LLC, the largest independent investment manager in Cleveland.

“We are committed to transforming ourselves into a leading investment and wealth management company. Peremel functionally complements our current strategic investments and fills an important niche in our new business strategies. With its highly regarded brokerage capabilities, robust account service offers and outstanding reputation, partnering with Peremel is a logical step in that transformation,” said Wallace Mathai-Davis, Chairman of Investment & Wealth Management at Mercantile.

“I am very excited to become associated with Mercantile. It is a strong firm on an upward curve of evolution, and I believe that Peremel can make a major contribution both now and into the future,” said Harold Peremel.

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“We are very pleased to be part of Mercantile’s new vision. The opportunity to offer self-directed brokerage services as part of Mercantile’s investment and wealth management offering gives both parties significant growth opportunities,” added Mitchell B. Peremel, Vice President of Strategic Business Development.

Mercantile Bankshares Corporation, with assets of more than $10 billion, is a multibank holding company headquartered in Baltimore. Investment and wealth management services are provided through the lead bank, Mercantile-Safe Deposit and Trust Company. At December 31, 2002, Mercantile had $36 billion in assets under administration, of which $15.6 billion were discretionary assets under management.

Peremel is Maryland’s oldest locally owned discount brokerage. For more than 25 years, it has served investors in Maryland and across the county. Peremel offers self-directed clients a full menu of investment services, including the Peremel Bond Network, online investing via Peremel Direct, mutual fund investing, financial planning and a full array of retirement account options. All Peremel clients have full access to investment consultants who can provide unbiased guidance and high levels of service. The Peremel Institutional Division offers custody and execution services to independent fee-based money managers and financial professionals across the country.

David E. Borowy Investor Relations 410-347-8361